[STRADLEY RONON STEVENS & YOUNG, LLP LETTERHEAD]

Matthew R. DiClemente

MDiClemente@stradley.com

215.564.8173

January 31, 2013

Via EDGAR

Janet M. Grossnickle Jaime L. Eichen U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-0505

Re:	AIM Sector Funds (Invesco Sector Funds) (the “Applicant”) File No.: 812-14115

Ladies and Gentlemen:

We respectfully request that the application (the “Application”) requesting authorization from the U.S. Securities and Exchange Commission (the “Commission”), pursuant to section 6(c) of the 1940 Act, exempting the Invesco Utilities Fund, a series of the Applicant, from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1(e) thereunder, be withdrawn and that the Commission takes no further action.  The Application was filed with the Securities and Exchange Commission on January 24, 2013 (Accession No. 0001137439-13-000013).  This request is being made as a result of conversations with the Commission staff.

Please direct any questions relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/ Matthew R. DiClemente
Matthew R. DiClemente